

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67371

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Union Square Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Embarcadero Center, Suite 1330
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino McKenna LLP
(Name – *if individual, state last, first, middle name*)

12667 Alcosta Blvd. Suite 500 (Address) San Ramon (City) CA (State) 94583 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KY 5/2/12

OATH OR AFFIRMATION

I, Edward R. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Union Square Advisors LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

PLEASE SEE ATTACHED ACKNOWLEDGEMENT

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of SAN FRANCISCO)

On FEBRUARY 27, 2012 before me, WILSON LEE, NOTARY PUBLIC
(insert name and title of the officer)

personally appeared ----------------EDWARD RIFE SMITH---------------------------------,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


WILSON LEE
COMM. # 1963275
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXP. DEC. 10, 2015

Signature  (Seal)

UNION SQUARE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ARMANINO MCKENNA LLP

Certified Public Accountants & Consultants



TABLE OF CONTENTS

ARMANINO McKENNA LLP
Certified Public Accountants & Consultants
12667 Alcosta Blvd., Suite 500
San Ramon, CA 94583-4427
ph: 925.790.2600
fx: 925.790.2601
www.amllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Union Square Advisors LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Union Square Advisors LLC as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Union Square Advisors LLC at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Armanino McKenna LLP
ARMANINO McKENNA LLP

San Jose, California
February 27, 2012



UNION SQUARE ADVISORS LLC
Statement of Financial Condition
December 31, 2011

ASSETS

Assets	
Cash and cash equivalents	$ 1,078,464
Accounts receivable, net	395,937
Employee advance receivable	50,000
Other receivables	41,449
Prepaid expenses	65,589
Restricted cash	84,356
Property and equipment, net	405,733
Intangibles, net	5,133
Total assets	$ 2,126,661

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 49,673
Accrued expenses	305,002
Deferred rent	282,362
Total liabilities	637,037
Member's equity	1,489,624
Total liabilities and member's equity	$ 2,126,661

The accompanying notes are an integral part of this financial statement.

UNION SQUARE ADVISORS LLC
Notes to Financial Statement
December 31, 2011

1. Nature of Business and Summary of Accounting Policies

Nature of business

Union Square Advisors LLC (the "Company") was formed as a Delaware limited liability company on June 15, 2006 originally as Seacliff Group, LLC and subsequently changed its name to Union Square Advisors LLC. The Company is a licensed FINRA broker/dealer in California and New York and has offices in San Francisco and New York City.

The Company provides customized strategic mergers and acquisitions and private placement advice to technology growth companies.

Revenue recognition

Commissions and retainer fees are recognized as earned when all the services are performed according to terms of the contracts. Interest on receivables is recognized in the period due.

Accounts receivable

Accounts receivable consist of client retainer fees receivable and client reimbursables. Client reimbursables consist of out-of-pocket client expenses. The Company uses the allowance method to account for uncollectible accounts. Based on historical write-offs, overall economic conditions, and an evaluation of the current aging status of its receivables, the Company has established an allowance for doubtful accounts at a level considered to be adequate to cover anticipated credit losses on outstanding client receivables. Accounts are monitored by management on an ongoing basis and are written off the by the Company when it has been determined that all available collection avenues have been exhausted. Bad debt recoveries are included in income as realized. The allowance for doubtful accounts was $12,610 at December 31, 2011.

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in other income. Depreciation of furniture, fixtures, equipment, computer hardware and software is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

1. Nature of Business and Summary of Accounting Policies (continued)

Intangible assets

Intangible assets, which consist of domain names, are stated at cost and amortized over their estimated useful lives of 15 years using the straight-line method.

Long-lived assets

The Company reviews long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. There were no impairments as of December 31, 2011.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. Accordingly, no provision for income taxes besides the $800 minimum state franchise tax and the LLC gross receipts fees are reflected in the accompanying financial statements.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2011, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Deferred rent

The Company computes rent expense on a straight-line basis for operating leases that contain certain provisions for scheduled rent increases over the lease term. The difference between rent expense and rent payments over the lease term is recorded as a deferred rent liability.

Advertising costs

The Company expenses advertising costs as incurred.

1. Nature of Business and Summary of Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated subsequent events through February 27, 2012, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.

2. Property and Equipment

Property and equipment consists of the following at December 31, 2011:

Computers and equipment	$294,311
Furniture and fixtures	48,214
Software	31,129
Leasehold improvements	571,472
	945,126
Less accumulated depreciation and amortization	(539,393)
	$405,733

3. Intangible Assets

Intangible assets consist of the following at December 31, 2011:

Registered domain name	$7,000
Less accumulated amortization	(1,867)
	$5,133

4. Commitments and Contingencies

Leases

The Company leases office space in San Francisco and New York under non-cancelable operating leases, which expire on November 30, 2013 and December 31, 2017, respectively. Additionally, the Company leases certain office equipment under a non-cancelable operating lease that expires on October 31, 2014.

Future minimum payments under non-cancelable operating leases are as follows:

Year Ending December 31:	
2012	$ 766,846
2013	777,986
2014	514,858
2015	499,752
2016	499,752
Thereafter	499,752
	$3,558,946

Letters of credit

At December 31, 2011, the Company has letters of credit in the favor of the New York and the San Francisco office landlords. The New York office letter of credit is in the amount of $485,555 and expires February 15, 2018. The San Francisco office letter of credit is in the amount of $80,000 and expires January 31, 2014.

5. Concentrations

The Company had accounts receivable from two customers that accounted for approximately 21% of total accounts receivable at December 31, 2011.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OFFICE OF COMPLIANCE
INSPECTIONS AND
EXAMINATIONS

April 19, 2012

DENNIS ARCILLA, CHIEF COMPLIANCE OFFICER
UNION SQUARE ADVISORS LLC
TWO EMBARCADERO CENTER, SUITE 1330
SAN FRANCISCO, CA 94111

Re: **UNION SQUARE ADVISORS LLC**
SEC File No.: **8-67371** CRD No.: **141254**

Dear Registrant,

Paragraph (d) of Rule 17a-5 (17 CFR 240.17a-5) requires that every broker or dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934 (15 U.S.C. 780) must file a certified annual report of financial statements on a fiscal or calendar year basis.

Subparagraph (e) (3) of Rule 17a-5 provides that:

"All statements filed pursuant to paragraph (d) **shall be public, except** that, if the **Statement of Financial Condition** in a format which is consistent with Form X-17A-5, Part II or Part IIA, is **bound separately** from the balance of the annual audited financial statements filed pursuant to subparagraph (d) (1), the balance of the annual audited financial statements shall be deemed confidential." The financial statement received on **February 29, 2012,** was processed as a confidential document as requested.

Therefore, unless your firm files with the Securities and Exchange Commission ("the Commission"), **within fifteen days** of receipt of this letter, a **separately bound Statement of Financial Condition** for **"PUBLIC"** inspection, conforming to the requirements of subparagraph (e) (3) of Rule 17a-5, the **annual audit report marked "CONFIDENTIAL"** ***already received*** by the Commission will be made **public** in accordance with the provisions of this Rule. (The Statement of Financial Condition should be attached to a signed, notarized and completed Form X-17A-5, Part III facing page (17 CFR 249.617), and forwarded to the Commission address shown below.)

Please submit your filing to the following address: Securities Exchange Commission, 100 F Street, NE, Washington, DC 20549, Attention: The Registrations Branch, along with a copy of this letter. If you have any questions concerning this matter, please contact the undersigned at (202) 551- 8370 or email at johnsonki@sec.gov.

Sincerely,



Kimberly Johnson, Research Specialist
The Registrations Branch

UNION SQUARE ADVISORS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

CONFIDENTIAL DOCUMENT

This report is deemed confidential in accordance with rule 17A-5(e)(3) under the Securities Exchange Act of 1934. The Statement of Financial Condition has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.